UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)

Aberdeen Australia Equity Fund, Inc.

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(Name of Issuer)

Common Stock, par value $.01 per share

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(Title of Class of Securities)

318652104

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(CUSIP Number)

Moritz Sell

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 19, 2010

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

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3.	SEC Use Only

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4.	Source of Funds (See Instructions)

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5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

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6.	Citizenship or Place of Organization
Federal Republic of Germany

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Number of	7.	Sole Voting Power:	1,141,387

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power:	1,141,387

Person with:

10.	Shared Dispositive Power:

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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,141,387

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12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

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13.	Percent of Class Represented by Amount in Row (11)

5.9

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14.	Type of Reporting Person (See Instructions)

BK

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This Amendment No. 27 amends and supplements item 5 of the Statement on Schedule 13D of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the “Parent”), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership (the “Partnership”), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 5. Interest in Securities of the Issuer

(a) According to the Fund’s report on Form N-CSR filed on January 10, 2010, there were 19,235,840 shares of Common Stock outstanding at October 31, 2009. The percentage set forth in this Item 5(a) is derived using such number. LB has sole power to vote and dispose of 1,141,387 shares of Common Stock, which constitute approximately 5.9% of the outstanding shares of Common Stock.

(c) Since December 1, 2009, LB has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange:

Date	Number of Shares	Average Price per Share
		(including commissions)

12/11/2009	31,760	$12.6872
12/14/2009	27,542	12.5623
12/15/2009	15,800	12.4685
12/16/2009	14,842	12.4229
12/17/2009	1,727	12.2606
12/18/2009	1,300	12.2500
12/21/2009	11,816	12.3533
12/22/2009	13,400	12.3765
12/23/2009	15,142	12.4183
12/24/2009	4,038	12.5776
12/28/2009	4,700	12.6495
1/12/2010	5,000	12.6143
1/13/2010	9,700	12.5943
1/14/2010	10,600	12.7313
1/15/2010	10,100	12.6478
1/19/2010	20,000	12.7070
1/20/2010	2,120	12.4684
1/21/2010	16,600	12.1711
1/25/2010	10,000	11.7996

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2010

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title:	Managing Director

By: /s/ Moritz Sell
Name: Moritz Sell
Title:	Director

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